EXHIBIT 99.1

PRESS RELEASE

SUMR Brands Reports 2022 First Quarter Results

Transaction with Kids2 Targeted to Close in Second Quarter

WOONSOCKET, R.I., May 17, 2022 – SUMR Brands ("SUMR Brands" or the "Company") (NASDAQ: SUMR), a global leader in premium infant and juvenile products, today announced financial results for the fiscal first quarter ended April 2, 2022.

Recent Highlights

•	Net sales were $34.4 million in the first quarter versus $36.2 million in the prior-year period, as continuing supply chain issues impacted the Company’s ability to meet demand in certain segments

•	SUMR reported a net loss of $3.9 million, or $(1.81) per share, for the first quarter of 2022 compared with net income of $0.3 million, or $0.12 per share, in the prior-year period, largely reflecting elevated supply chain expenses and inefficiencies as well as increased product cost

•	Adjusted EBITDA was negative $1.1 million in the 2022 first quarter versus $2.1 million in the prior-year period

•	The Company remains on track to complete its previously-announced merger with Kids2, Inc. (“Kids2”) during the second quarter, subject to satisfaction of certain conditions, for $12.00 cash per share

“We continued to experience significant supply chain challenges this quarter, as expected, while making some progress with regard to price increases and margin stabilization,” said Stuart Noyes, CEO. “Our ability to meet demand was once again hampered by container constraints, and additional waves of COVID-19 in China impacted production at certain suppliers and, hence, our ability to receive finished goods. Costs have remained an ongoing headwind, but we are responding to the dynamic changes impacting both shipment timing and channel delivery by employing additional resources and enhanced supply chain management techniques. While we saw lower revenue across some key categories, there was strength in others, and online sales helped overall product throughput. We remain on track to complete the merger with Kids2 during the second quarter, and we’re working seamlessly with Kids2 towards a closing and subsequent integration.”

First Quarter Results

Net sales for the three months ended April 2, 2022 were $34.4 million compared with $36.2 million for the three months ended April 3, 2021, with the decline primarily reflecting ongoing supply chain disruptions including some COVID-19 caused production delays. Factory closures in China have impacted the ability of some vendors to get necessary raw materials and supplies, and certain suppliers and ports were shut down for a portion of the quarter. Revenue rose year-over-year in certain product categories, including strollers, specialty blankets, bathers, boosters and entertainers, and sales continued to shift to online channels including Amazon, which posted growth of over 42% versus the same period in fiscal 2021.

Gross profit for the first quarter of 2022 was $7.3 million versus $10.7 million in 2021, while gross margin was 21.1% versus 29.4% last year. The margin decline largely reflected elevated container and other supply chain expenses, as well as product costs, partially offset with price increases.

Selling expense was $2.3 million in the first quarter of 2022 versus $2.4 million in 2021, and selling expense as a percent of net sales was 6.6% in both periods. General and administrative expenses were $7.9 million in the first quarter of 2022, or 23.1% of net sales, versus $7.0 million in the first quarter of 2021, or 19.4% of net sales. The year-over-year change primarily reflects approximately $0.9 million of transaction-related costs related to the proposed merger with Kids2. Interest expense was $0.4 million in the first quarter of 2022 versus $0.3 million in 2021.

The Company reported a net loss of $3.9 million, or $(1.81) per share, for the first quarter of 2022 compared with net income of $0.3 million, or $0.12 per share, in the prior-year period.

Adjusted EBITDA, as defined in the Company’s credit agreements, for the first quarter of 2022 was negative $1.1 million versus $2.1 million for the first quarter of 2021, and Adjusted EBITDA as a percent of net sales was (3.1)% in 2022 versus 5.7% last year. Adjusted EBITDA in 2022 included $1.9 million in bank permitted add-back charges compared with $0.8 million during the prior-year period. Adjusted EBITDA, adjusted net loss, and adjusted loss per share are non-GAAP metrics. An explanation is included under the heading below "Use of Non-GAAP Financial Information," and reconciliations to GAAP measures can be found in the tables at the end of this release.

Balance Sheet Highlights

As of April 2, 2022 the Company had approximately $0.6 million of cash and $38.8 million of debt compared with $0.5 million of cash and $40.6 million of debt as of January 1, 2022. Inventory as of April 2, 2022 was $22.0 million versus $28.6 million at the beginning of fiscal 2022. Trade receivables as of the end of the first quarter were $28.8 million compared with $30.9 million as of January 1, 2022, while accounts payable and accrued expenses were $31.1 million compared with $33.7 million at the beginning of fiscal 2022.

Proposed Merger With Kids2

As previously announced, the Company has entered into a definitive merger agreement pursuant to which Kids2, Inc. will acquire the Company. Under the terms of the proposed transaction, each share of common stock of the Company issued and outstanding immediately prior to the effective time of the merger (other than shares of common stock (i) owned by Kids2, Inc., the Company or any subsidiary of Kids2, Inc. or the Company, or (ii) held by a stockholder who is entitled to, and who has perfected, appraisal rights for such shares under Delaware law) automatically will be converted into the right to receive cash in an amount of $12.00 per share, without interest, subject to any required withholding of taxes. The proposed merger is expected to close in the second quarter of 2022, subject to satisfying closing conditions, including the closing of a debt financing by Kids2, Inc. to fund the merger consideration. Additional information about the merger is set forth in the Company’s filings with the Securities and Exchange Commission (the “SEC”). Because of the pending merger, the Company will not be hosting an earnings conference call.

About SUMR Brands, Inc.

Based in Woonsocket, Rhode Island, the Company is a global leader of premium juvenile brands driven by a commitment to people, products, and purpose. The Company is made up of a diverse group of experts with a passion to make family life better by selling proprietary, innovative products across several core categories. For more information about the Company, please visit www.sumrbrands.com.

Use of Non-GAAP Financial Information

This release includes presentations of non-GAAP financial measures, including Adjusted EBITDA, adjusted net (loss) income and adjusted (loss) income per diluted share. Adjusted EBITDA means earnings before interest and taxes plus depreciation, amortization, non-cash stock-based compensation expenses and other items added back, as permitted by the Company’s credit agreements and detailed in the reconciliation table included in this release. Non-GAAP adjusted net (loss) income and adjusted (loss) income per diluted share means net (loss) income plus unamortized financing fees and other items added back, as permitted by the Company’s credit agreements, as well as the tax impact of these items, as detailed in the reconciliation table included in this release. Such information is supplemental to information presented in accordance with GAAP and is not intended to represent a presentation in accordance with GAAP. The Company believes that these non-GAAP financial measures provide useful information to investors to better understand, on a period-to-period comparable basis, financial amounts both including and excluding these identified items, as they indicate more clearly the Company’s operations and its ability to meet capital expenditure and working capital requirements. These non-GAAP measures should not be considered in isolation or as an alternative to such GAAP measures as net income, cash flows provided by or used in operating, investing or financing activities or other financial statement data presented in the Company’s consolidated financial statements as an indicator of financial performance or liquidity. The Company provides reconciliations of these non-GAAP measures in its press releases of historical performance. Because these measures are not determined in accordance with GAAP and are susceptible to varying calculations, these non-GAAP measures, as presented, may not be comparable to other similarly titled measures of other companies.

Forward-Looking Statements

Certain statements in this release that are not historical fact may be deemed “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbor created thereby. These statements are accompanied by words such as “anticipate,” “expect,” “project,” “will,” “believes,” “estimate” and similar expressions, and include statements regarding the Company’s expectations regarding ongoing supply chain and logistics challenges in 2022 and the pending acquisition of the Company by Kids2, Inc. The Company cautions that these statements are qualified by important factors that could cause actual results to differ materially from those reflected by such forward-looking statements. Such factors include the impact of the COVID-19 pandemic on the Company’s supply chain and consumer demand, U.S. operations and sales in the U.S.; the Company’s reliance on foreign suppliers and potential disruption in foreign markets in which it operates; potential global supply chain disruption and increased costs of freight and transportation; potential increases in the cost of raw materials used to manufacture the Company’s products; the Company’s ability to meet its liquidity requirements; the Company’s ability to comply with the covenants in its loan agreements and to maintain availability under its loan agreements; the Company’s ability to continue to control costs and expenses; the Company’s ability to manage inventory levels and meet customer demand; risks related to the proposed merger with Kids2, Inc., including disruption of management’s attention from ongoing business operations due to the pending transaction, that one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, that the transaction does not close when anticipated, or at all, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, potential adverse reactions or changes to employee or business relationships resulting from the announcement or completion of the proposed merger; the risk of litigation or legal proceedings related to the proposed transaction, and unexpected costs, charges or expenses resulting from the proposed transaction; and other risks as detailed in the Company’s most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. The Company assumes no obligation to update the information contained in this release.

Additional Information about the Kids2 Merger and Where to Find It

In connection with the proposed transaction with Kids2, Inc., the Company has and will file relevant materials with the Securities and Exchange Commission (the “SEC”). On May 16, 2022, the Company filed a definitive proxy statement on Schedule 14A and a proxy card with respect to a special meeting of stockholders to be held on June 16, 2022 to approve the proposed transaction, and the Company commenced mailing of the definitive proxy statement on or about May 17, 2022 to Company stockholders entitled to vote at the special meeting. This communication is not intended to be, and is not, a substitute for the proxy statement or any other document that the Company may file with the SEC in connection with the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT THE COMPANY HAS FILED OR WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE PROPOSED TRANSACTION. The definitive proxy statement and other relevant materials in connection with the transaction (when they become available) and any other documents filed or furnished by the Company with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). In addition, copies of the definitive proxy statement and other relevant materials and documents filed by the Company with the SEC will also be available free of charge on the Investor Relations page of the Company’s website located at https://www.sumrbrands.com.

Participants in the Solicitation of Company Stockholders

The Company, Kids2, Inc. and their respective directors and executive officers, management and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction with Kids2. Information about the Company’s directors and executive officers and their ownership of Company common stock is set forth in its definitive proxy statement for regarding the proposed transaction. To the extent that holdings of the Company’s securities have changed since the amounts reflected in the definitive proxy statement, such changes will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants in the solicitation and their interests in the proposed transaction are also included in the definitive proxy statement. These documents may be obtained free of charge at the SEC’s web site at www.sec.gov and on the Investor Relations page of the Company’s website located at https://www.sumrbrands.com.

Company Contact:

Chris Witty

Investor Relations

646-438-9385

cwitty@darrowir.com

Tables to Follow

Summer Infant, Inc.

Consolidated Statements of Operations

(amounts in thousands of US dollars, except share and per share data)

(unaudited)

	Three Months Ended
	April 2, 2022	April 3, 2021
Net sales	$34,383	$36,201
Cost of goods sold	27,114	25,544
Gross profit	7,269	10,657
General and administrative expenses(1)	7,949	7,027
Selling expense	2,262	2,407
Depreciation and amortization	561	560
Operating (loss) income	(3,503)	663
Interest expense	412	336
(Loss) income before taxes	(3,915)	327
Income tax provision	-	67
Net (loss) income	$(3,915)	$260
(Loss) income per diluted share	$(1.81)	$0.12
Shares used in fully diluted EPS	2,164,746	2,161,789

(1) Includes stock based compensation expense.

Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended
	April 2, 2022	April 3, 2021
Reconciliation of Adjusted EBITDA
Net (loss) income (GAAP)	$(3,915)	$260
Plus: interest expense	412	336
Plus: provision for income taxes	-	67
Plus: depreciation and amortization	561	560
Plus: non-cash stock based compensation expense	32	(7)
Plus: permitted add-backs (a)	1,852	849
Adjusted EBITDA (Non-GAAP)	$(1,058)	$2,065
Reconciliation of Adjusted EPS
Net (loss) income (GAAP)	$(3,915)	$260
Plus: permitted add-backs(a)	1,852	849
Tax impact of items impacting comparability(b)	(519)	(238)
Adjusted Net (loss) income (Non-GAAP)	$(2,582)	$871
Adjusted (loss) income per diluted share (Non-GAAP)	$(1.19)	$0.40

(a) Permitted addbacks consist of items that the Company is permitted to add-back to the calculation of consolidated EBITDA under its credit agreement. Permitted addbacks for the three months ended April 2, 2022 include special projects $1,723 ($483 tax impact), board fees $117 ($33 tax impact) and non-cash losses $12 ($3 tax impact). Permitted addbacks for the three months ended April 3, 2021 include special projects $655 ($184 tax impact), non-cash losses $72 ($20 tax impact), severance $54 ($15 tax impact), and board fees $68 ($19 tax impact).

(b) Represents the aggregate tax impact of the adjusted items set forth above based on the statutory tax rate for the periods presented relevant to their jurisdictions.

Summer Infant, Inc

Consolidated Balance Sheet

(amounts in thousands of US dollars)

(unaudited)

	April 2, 2022	January 1, 2022
Cash and cash equivalents	$598	$535
Trade receivables, net	28,804	30,934
Inventory, net	21,973	28,621
Property and equipment, net	3,709	4,128
Intangible assets, net	11,284	11,382
Right of use asset	13,601	14,383
Other assets	2,118	1,247
Total assets	$82,087	$91,230
Accounts payable	$22,547	$27,985
Accrued expenses	8,555	5,698
Lease liabilities, current	3,171	3,133
Current portion of long-term debt	2,125	2,125
Current portion of long-term debt - Related parties	188	-
Long term debt, less current portion (1)	33,541	37,420
Long term debt, less current portion - Related parties	1,762	-
Deferred tax liabilities	152	152
Lease liabilities, noncurrent	11,219	12,034
Other liabilities	108	108
Total liabilities	83,368	88,655
Total stockholders’ equity (deficit)	(1,281)	2,575
Total liabilities and stockholders’ equity (deficit)	$82,087	$91,230

(1) Under U.S. GAAP, long term debt is reported net of unamortized financing fees. As a result, reported long term debt is reduced by $1,215 and $1,027 of unamortized financing fees as of April 2, 2022 and January, 1, 2022, respectively.